UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EDUCATION MANAGEMENT CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title and Class of Securities)

28140M103

(CUSIP number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leeds Equity Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,299,234
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 9,299,234
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,946,111*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 9,299,234 shares held directly by Leeds Equity Partners IV, L.P. (“Leeds IV”), 583,679 shares held directly by Leeds Equity Partners IV Co-Investment Fund A, L.P. (“Leeds IV A”), 19,250 shares held directly by Leeds Equity Partners IV Co-Investment Fund B, L.P. (“Leeds IV B”) and 43,948 shares held directly by Jeffrey T. Leeds.
(1)	Assumes that there are 124,601,524 shares of common stock of the Issuer outstanding, as reported in the Issuer’s Form 10-Q for the quarter ended December 31, 2012, filed with the Securities and Exchange Commission on February 8, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leeds Equity Partners IV Co-Investment Fund A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 583,679
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 583,679
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,946,111*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 9,299,234 shares held directly by Leeds IV, 583,679 shares held directly by Leeds IV A, 19,250 shares held directly by Leeds IV B and 43,948 shares held directly by Mr. Leeds.
(1)	Assumes that there are 124,601,524 shares of common stock of the Issuer outstanding, as reported in the Issuer’s Form 10-Q for the quarter ended December 31, 2012, filed with the Securities and Exchange Commission on February 8, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leeds Equity Partners IV Co-Investment Fund B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 19,250
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 19,250
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,946,111*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 9,299,234 shares held directly by Leeds IV, 583,679 shares held directly by Leeds IV A, 19,250 shares held directly by Leeds IV B and 43,948 shares held directly by Mr. Leeds.
(1)	Assumes that there are 124,601,524 shares of common stock of the Issuer outstanding, as reported in the Issuer’s Form 10-Q for the quarter ended December 31, 2012, filed with the Securities and Exchange Commission on February 8, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leeds Equity Associates IV, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,902,163
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 9,902,163
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,946,111*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 9,299,234 shares held directly by Leeds IV, 583,679 shares held directly by Leeds IV A, 19,250 shares held directly by Leeds IV B and 43,948 shares held directly by Mr. Leeds.
(1)	Assumes that there are 124,601,524 shares of common stock of the Issuer outstanding, as reported in the Issuer’s Form 10-Q for the quarter ended December 31, 2012, filed with the Securities and Exchange Commission on February 8, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey T. Leeds
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,946,111†
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 9,946,111†
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,946,111*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

†	Includes all shares of common stock held by Mr. Leeds and received by Mr. Leeds for service as a director of the Issuer. Mr. Leeds is contractually obligated to assign to Leeds Equity Advisors, Inc. the proceeds from the disposition of these shares. Leeds Equity Advisors, Inc. is a registered investment advisor which provides certain investment advisory services to Leeds IV, Leeds IV A and Leeds IV B.
*	Includes 9,299,234 shares held directly by Leeds IV, 583,679 shares held directly by Leeds IV A, 19,250 shares held directly by Leeds IV B and 43,948 shares held directly by Mr. Leeds.
(1)	Assumes that there are 124,601,524 shares of common stock of the Issuer outstanding, as reported in the Issuer’s Form 10-Q for the quarter ended December 31, 2012, filed with the Securities and Exchange Commission on February 8, 2013.

Item 1(a).	Name of Issuer:

Education Management Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

210 Sixth Avenue, Pittsburgh, PA, 33rd Floor 15222

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i) Leeds Equity Partners IV, L.P. (“Leeds IV”);

(ii) Leeds Equity Partners IV Co-Investment Fund A, L.P. (“Leeds IV A”);

(iii) Leeds Equity Partners IV Co-Investment Fund B, L.P. (“Leeds IV B”);

(iv) Leeds Equity Associates IV, L.L.C. (“Leeds Associates”), general partner of each of Leeds IV, Leeds IV A and Leeds IV B; and

(v) Jeffrey T. Leeds, managing member of Leeds Associates.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

350 Park Avenue, 23rd Floor, New York, NY 10022

Item 2(c).	Citizenship:

Leeds IV—Delaware

Leeds IV A—Delaware

Leeds IV B—Delaware

Leeds Associates—Delaware

Jeffrey T. Leeds—United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

28140M103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

For Leeds IV, Leeds IV A, Leeds IV B, Leeds Associates and Mr. Leeds:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

For Leeds IV:

(a)	Amount beneficially owned:

9,946,111 shares of Common Stock

(b)	Percent of class:

8.0%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

9,299,234

(ii)	Shared power to vote or to direct the vote:

—0—

(iii)	Sole power to dispose or to direct the disposition of:

9,299,234

(iv)	Shared power to dispose or to direct the disposition of:

—0—

For Leeds IV A:

(a)	Amount beneficially owned:

9,946,111 shares of Common Stock

(b)	Percent of class:

8.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

583,679

(ii)	Shared power to vote or to direct the vote:

—0—

(iii)	Sole power to dispose or to direct the disposition of:

583,679

(iv)	Shared power to dispose or to direct the disposition of:

—0—

For Leeds IV B:

(a)	Amount beneficially owned:

9,946,111 shares of Common Stock

(b)	Percent of class:

8.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

19,250

(ii)	Shared power to vote or to direct the vote:

—0—

(iii)	Sole power to dispose or to direct the disposition of:

19,250

(iv)	Shared power to dispose or to direct the disposition of:

—0—

For Leeds Associates:

(a)	Amount beneficially owned:

9,946,111 shares of Common Stock

(b)	Percent of class:

8.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

9,902,163

(ii)	Shared power to vote or to direct the vote:

—0—

(iii)	Sole power to dispose or to direct the disposition of:

9,902,163

(iv)	Shared power to dispose or to direct the disposition of:

—0—

For Jeffrey Leeds:

(a)	Amount beneficially owned:

9,946,111 shares of Common Stock

(b)	Percent of class:

8.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

9,946,111

(ii)	Shared power to vote or to direct the vote:

—0—

(iii)	Sole power to dispose or to direct the disposition of:

9,946,111

(iv)	Shared power to dispose or to direct the disposition of:

—0—

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of the Leeds IV, Leeds IV A and Leeds IV B (the “Funds”), Leeds Associates may be deemed to beneficially own all shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such shares. Jeffrey T. Leeds may be deemed to beneficially own all shares deemed to be beneficially owned by Leeds Associates and have the power to direct the dividends from or the proceeds of the sale of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” with each other or any other person or persons for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

February 21, 2013
Date

LEEDS EQUITY PARTNERS IV, L.P.

By: Leeds Associates IV, L.L.C., its General Partner

/s/ Jeffrey T. Leeds
Signature

Jeffrey T. Leeds, Authorized Signatory
Name/Title

LEEDS EQUITY PARTNERS IV CO-INVESTMENT FUND A, L.P.

By: Leeds Associates IV, L.L.C., its General Partner

/s/ Jeffrey T. Leeds
Signature

Jeffrey T. Leeds, Authorized Signatory
Name/Title

LEEDS EQUITY PARTNERS IV CO-INVESTMENT FUND B, L.P.

By: Leeds Associates IV, L.L.C., its General Partner

/s/ Jeffrey T. Leeds
Signature

Jeffrey T. Leeds, Authorized Signatory
Name/Title

LEEDS EQUITY ASSOCIATES IV, L.L.C

/s/ Jeffrey T. Leeds
Signature

Jeffrey T. Leeds, Authorized Signatory
Name/Title

JEFFREY T. LEEDS

/s/ Jeffrey T. Leeds
Signature

EXHIBIT INDEX

Exhibit 1	Item 8 Information